EXHIBIT (a)(1)(iii)

                            BellaVista Capital, Inc.
                               420 Florence Street
                                    Suite 200
                           Palo Alto, California 94301


October 1, 2007

          Re: MPF Offer to Purchase Shares at $1.75 per Share; and the Company's
              Offer in Response to Redeem at $2.00 per Share

Dear Fellow Shareholder:

     I am writing to you on behalf of the entire Board of Directors (the "Board") of BellaVista Capital Inc. ("BellaVista").

     A group of entities associated with Mackenzie Patterson Fuller, Inc. (collectively "MPF") have again made an unsolicited tender offer (the "MPF Offer") to you and your fellow shareholders to purchase up to 750,000 shares of BellaVista's common stock (the "Shares").

     MPF are offering you and your fellow shareholders a price of $1.75 per Share. You may have received information from MPF regarding the other terms and conditions of the MPF Offer and may also have seen that information on a Schedule TO ("Schedule TO") filed by MPF with the Securities and Exchange Commission (the "SEC") on or about September 21, 2007. A copy of Schedule TO is posted on the SEC's website at http://www.sec.gov.

     BellaVista   is   required  by  the  SEC's  rules  to  either  (1)  make  a
recommendation whether you should accept or reject the MPF Offer or (2) state that BellaVista is remaining neutral with respect to the MPF Offer.

     The Board has reviewed and carefully considered the MPF Offer and concluded that the price offered to BellaVista shareholders for their Shares is inadequate. We believe the MPF Offer, which is at price $0.50 per Share less than offered by MPF affiliates in their first of six sequential offers beginning three years ago, is another overly opportunistic attempt to acquire Shares at an unreasonable discount. For that reason, the Board has determined to make a competing offer to redeem up to 750,000 Shares (the same number as in the MPF Offer) at a price of $2.00 per Share (the "Company Offer"). This $2.00 per Share offered by the Company is also significantly below the Company's current estimated asset value per Share. Nevertheless, if a Shareholder needs to liquidate Shares, the Company believes that it is in the Shareholders' and the Company's best interest to use a portion of its capital to make this competing Company Offer to permit those Shareholders to liquidate a price in excess of the current MPF Offer, while any such redemptions will enhance the value of the remaining Shares. The Board does not intend to amend its redemption policy by making the Company Offer, but makes the Company Offer solely in response to the overly opportunistic MPF Offer. Before making any decision to tender Shares, please read the Company Offer document which accompanies this letter.

     ACCORDINGLY, THE BOARD UNANANIMOUSLY RECOMMENDS THAT YOU AND YOUR FELLOW STOCKHOLDERS REJECT THE MPF OFFER AND NOT TENDER ANY SHARES IN CONNECTION WITH THE MPF OFFER. AS THE COMPANY'S COMPETING OFFER IS MADE SOLELY IN RESPONSE TO THE MPF OFFER, THE BOARD REMAINS NEUTRAL WITH RESPECT TO THE COMPANY OFFER AND DOES NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN RESPONSE TO THE COMPANY OFFER.

     No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the MPF Offer or the Company Offer.

     The reasons for the Board's recommendation are discussed below.

     The offered price was established based on MPF's objective to profit from the acquisition at a discounted price and was not established in the best financial interest of a selling shareholder.

     In its Schedule TO, MPF indicated that the MPF Offer is being "made for investment purposes and with the intention of making a profit from the ownership of the Shares." MPF also acknowledged that they were "motivated to establish the lowest price which might be acceptable" to you and your fellow BellaVista shareholders.

     We would further note that the MPF Offer price is below the price offered three years ago, and, though the Company's estimated net asset value per Share decreased in the most recent fiscal quarter, the estimated net asset value is nevertheless approximately $0.25 per Share more that it was at the time of MPF's initial tender offer. MPF has included statements which appear intended to intimidate or frighten shareholders into selling shares. In fact, the Company's performance during the period since MPF began offering to purchase at this price, as reflected in its publicly filed reports, has increased the estimated value of the Company's assets, and enhanced shareholder value. At the same time MPF makes negative statements about the Shares, it makes its sixth consecutive offer to acquire Shares and increase its already substantial investment in the Company. MPF has also stated in each offer, including the current one, that its offer is "not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers." Yet the offer is the sixth consecutive offer alternating spring and fall of each year over the past three years.

     The Board believes that MPF's statements demonstrate that the price that is being offered to you has been established based solely on MPF's desire to profit from the illiquidity of the shares. Also, in determining the amount to be offered to BellaVista shareholders for your Shares, MPF used a so-called liquidity discount which reduces the value of the Shares on the assumption that they cannot be easily sold. MPF gives no basis for the calculation of this liquidity discount, and it appears to be arbitrarily chosen to suit MPF's purposes. It is therefore not clear to the Board that the liquidity discount used by MPF is appropriate or the correct measure but instead it appears to be an arbitrary number picked by MPF to justify the lowest possible price it may successfully offer.

     The Company estimated the net realizable value of its assets to be $4.50 per Share, as of the end of our most recent fiscal quarter at June 30, 2007. This estimated net asset value per Share, while not reflecting a current market value for the Shares as there is no established public market, is nevertheless significantly higher than the $1.75 per share offer made by MPF.

     The concentrated ownership of a large block of Shares may affect decisions made by BellaVista in a manner disadvantageous to other stockholders.

     MPF currently owns 1,249,232 shares, or 8.95% of BellaVista's outstanding shares, acquired in their previous Tender Offers, and therefore owns the single largest bloc of the Company's stock. If MPF acquire the desired percentage of Shares that constitute the MPF Offer, they will own approximately 15% of our outstanding shares, all purchased at prices substantially below the estimated value per share of the Company's assets. This concentration of ownership may influence business decisions in a manner that adversely affects you and the remaining shareholders. We would further note that the various MPF investment programs have acquired their shares at significantly lower prices, and may have significantly different objectives and motivation with respect to their investment, than other shareholders.

     The Board does not believe that the $1.75 per Share offered by MPF in connection with the MPF Offer represents fair value, nor does the Board believe the $2.00 per Share price that the Company is offering to redeem shares in the Company Offer represents fair value for the Shares, but you should carefully evaluate your short term and long-term financial objectives with respect to your investment in BellaVista. In the absence of any established market for the Shares, we understand that shareholders may seek to explore liquidity options, or to compare these options to the Company Offer and MPF Offer. As these offers may provide the only current means to liquidate all or a portion of your Shares, the Company remains neutral with respect to the Company Offer, and neither recommends that you tender or refrain from tendering your Shares in response to the Company Offer. You should make your own decision whether to tender or refrain from tendering your Shares and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) your views as to BellaVista's prospects and outlook, (iv) an analysis and review of all publicly available information about us, (v) other financial opportunities available to you, (vi) your own tax position and tax consequences, and (vii) other factors that you may deem relevant. Under any circumstances, you should be aware that a sale of your Shares will have significant tax consequences.

     PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

     If you need further information about your options, please feel free to contact us at 420 Florence Street, Suite 200, Palo Alto, California 94301 or by telephone at (650) 328-3060.

Sincerely,


Michael Rider
President